EXHIBIT 99.1
Media Release

Rio Tinto and Canada Growth Fund announce transaction to advance Canadian production of scandium
01 November 2025

SOREL-TRACY, Québec — Rio Tinto and Canada Growth Fund Inc. (CGF) are pleased to announce a transaction to advance the Canadian production of scandium oxide in Sorel-Tracy, Québec at the facility under construction at Rio Tinto’s Critical Minerals and Metallurgical Complex. CGF will invest approximately C$25 million to support production at North America’s sole facility capable of supplying this material, expanding the facility’s nameplate capacity to nine tonnes per annum and strengthening Canada’s critical minerals supply chain.

Scandium is a rare and strategically important metal, essential for high-performance aluminium alloys, solid oxide fuel cells, and a range of new and emerging technologies. Its significance lies in its role as an enabling element, enhancing the performance of materials and technologies beyond conventional limits. Scandium’s strategic importance will continue to grow as global industries advance toward electrification, carbon neutrality, and the utilization of high-performance materials.

Today, the global market for scandium remains small with China producing most refined scandium globally. Rio Tinto’s demonstration plant, which began production in 2022, currently accounts for the entirety of North American scandium supply and is one of the few meaningful sources of supply within the Organisation for Economic Co-operation and Development. Through the successful deployment of the demonstration plant, Rio Tinto is established a scalable, reliable, and sustainable source of scandium for North America.

Rio Tinto Iron and Titanium and Diamonds Managing Director Sophie Bergeron said: “Rio Tinto is pleased to partner with CGF and the Government of Canada to expand our Canadian production of scandium oxide, a high-performance material used for advanced manufacturing and energy generation. This project leverages an innovative process developed in Canada by our scientists, fully supplied from our domestic mining and metallurgical assets to provide a secure, North American supply of this critical mineral.”

Canada Growth Fund Investment Management President and Chief Executive Officer Yannick Beaudoin said: “With its unique investment mandate, CGF invests into innovative transaction structures that directly support projects of strategic priorities. This transaction, completed alongside an established operating partner, enables us to unlock new models for risk-sharing and value creation that advance Canada’s supply chain resilience strategy. Our commitment to the Project demonstrates how targeted investment and disciplined structuring can deliver tangible benefits for the Canadian industry and economy.”

PSP Investments President and Chief Executive Officer Deborah K. Orida said: “We are delighted to bring PSP Investments’ rigorous investment process, depth of expertise and arm’s length governance model to the execution of CGF’s mandate. With today’s announcement, CGF continues to provide

Media Release

innovative solutions that enable the development of important projects, improving Canada’s investment climate, and contributing to PSP’s foresight on the evolution of the critical minerals supply chain.”

Rio Tinto has pioneered a breakthrough process to extract and produce high-purity scandium directly from the waste streams of titanium dioxide production at its Rio Tinto Iron and Titanium — Québec operations, eliminating the need for additional mining and minimizing environmental impact. Recognized as a critical mineral by Canada, the United States, Australia, and other jurisdictions, scandium is globally dispersed yet typically occurs in very small concentrations, intricately bound with other minerals and metals, rendering its extraction and refinement both technically challenging and cost prohibitive.

It is the most effective known microalloying element for strengthening aluminium, imparting enhanced flexibility, heat and corrosion resistance, and reduced weight, attributes that confer strategic advantages for defense platforms and lightweight vehicle manufacturing. Its unique properties also elevate the performance of solid oxide fuel cells, which are increasingly deployed as alternative power solutions for buildings, medical facilities, and data centers.

Transaction Highlights

•CGF’s investment of approximately C$25 million will be made through an equity-like financial royalty structure.
•In connection with this investment, the Government of Canada (GoC) has agreed to enter into two commercial agreements with the Project and Rio Tinto:

1.An offtake agreement with Rio Tinto whereby the GoC commits to purchase a volume of scandium;
2.A marketing and storage agreement, under which Rio Tinto will assist with marketing and storing the scandium on behalf of the GoC.

Media Release

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Relations, Canada Simon Letendre M +1 514 796 4973

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com